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                                                           EXHIBIT (a)(1)(xv)




                      PRESS RELEASE DATED OCTOBER 17, 2001.








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         Louisville, Kentucky October 17, 2001. NTS-Properties III announced today that the issuer tender offer for up to 2,000 Limited Partnership Interests in NTS-Properties III, which commenced on June 25, 2001, as amended on July 23, 2001, July 30, 2001, August 17, 2001, September 10, 2001, September 21, 2001 and
October 4, 2001, expired on October 12, 2001.

         The final results of the Offer are as follows: As of October 12, 2001, a total of 1,311 Interests were tendered pursuant to the Offer. The Offerors exercised their right under the terms of the Offer to purchase up to 2,000 Interests, and all 1,311 Interests tendered were accepted by the Offerors, without proration. NTS-Properties III repurchased 100 Interests at a price of $300.00 per Interest, pursuant to the Offer, and ORIG, LLC purchased 1,211 Interests at a price of $300.00 per Interest.